EXHIBIT 99.7

Press Release

Total Strengthens Its International Partnership

with Qatar Petroleum

Paris, August 27, 2019 - Total and Qatar Petroleum have further strengthened their international partnership by signing agreements under which Qatar Petroleum will farm into Total-held exploration acreage in Namibia, Guyana and Kenya. Following completion of the transactions, which are subject to approval by relevant authorities, Qatar Petroleum will partner with Total in each country as outlined below:

 •   Namibia

Total will transfer to Qatar Petroleum a 30% interest in Block 2913B and retain a 40% interest. Total will also transfer to Qatar Petroleum 28.33% in Block 2912 and retain 37.78%. The deepwater blocks are located in the Orange Basin, offshore Namibia. A first exploration well is scheduled to be drilled next year on Block 2913B.

 •   Guyana

Qatar Petroleum will have 40% of the company holding Total’s existing 25% interests in the Orinduik and Kanuku blocks, adjacent to the Stabroek Block in the prolific offshore Guyana Basin. Total will retain the remaining 60% of this company. Following the Jethro discovery on the Orinduik license earlier this month, a second exploration well (Joe-1) is being drilled on the same block. A third (Carapa-1) is planned for later this year on the Kanuku license.

 •   Kenya

With ENI, Total will transfer a combined 25% interest in Blocks L11A, L11B and L12 to Qatar Petroleum. Total’s interest will be reduced from 45% to 33.75%. All three blocks are located in Kenya’s deep offshore. An exploration well is planned for Block L11B in 2020.

"Following on from our first discovery together and the opening of a new gas province on the Brulpadda prospect in South Africa, the latest agreements are an important milestone in the long-standing partnership between Total and Qatar Petroleum," stated Arnaud Breuillac, President Exploration & Production at Total. "As their long-term partner in Qatar, where we have a well-established presence, we are committed to continuing to support Qatar Petroleum’s international development, through partnership and collaboration, as we have successfully done in the past."

Qatar Petroleum became a shareholder of Total E&P Congo in 2013, acquiring 15% of its share capital. In 2018, Total transferred a 25% working interest to Qatar Petroleum in the 11B/12B license it operates in South Africa, site of the recent Brulpadda discovery.

About Total

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

* * * * *

Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0) 207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms "Total", "Total Group" and Group are sometimes used for convenience. Likewise, the words "we", "us" and "our" may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.